Exhibit 99.10

Disclosure of Transactions in Own Shares

Paris, April 22, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 15 to April 19, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15/04/2024	256,706	68.456043	17,573,076.97	XPAR
15/04/2024	110,000	68.462048	7,530,825.28	CEUX
15/04/2024	10,000	68.502305	685,023.05	TQEX
15/04/2024	20,000	68.471083	1,369,421.66	AQEU
16/04/2024	263,523	67.418698	17,766,377.55	XPAR
16/04/2024	110,000	67.431889	7,417,507.79	CEUX
16/04/2024	10,000	67.424790	674,247.90	TQEX
16/04/2024	20,000	67.435326	1,348,706.52	AQEU
17/04/2024	261,772	67.710062	17,724,598.35	XPAR
17/04/2024	110,000	67.712331	7,448,356.41	CEUX
17/04/2024	10,000	67.703630	677,036.30	TQEX
17/04/2024	20,000	67.713992	1,354,279.84	AQEU
18/04/2024	262,830	67.272806	17,681,311.60	XPAR
18/04/2024	110,000	67.275396	7,400,293.56	CEUX
18/04/2024	10,000	67.272685	672,726.85	TQEX
18/04/2024	20,000	67.276676	1,345,533.52	AQEU
19/04/2024	265,444	66.822702	17,737,685.31	XPAR
19/04/2024	110,000	66.880420	7,356,846.20	CEUX
19/04/2024	11,000	66.827451	735,101.96	TQEX
19/04/2024	20,000	66.817921	1,336,358.42	AQEU
Total	2,011,275	67.536918	135,835,315.05

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).